SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2012
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

Notice of the 30th Annual General Meeting of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

February 16, 2012

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 16, 2012 as described below.

At the Annual General Meeting, four items will be reported, including the Business Report for the 30th fiscal year, and seven items will be resolved, including the approval of financial statements.

Shareholders holding KT’s common shares as of December 31, 2011 will be entitled to vote at the 30th Annual General Meeting of Shareholders.

I look forward to your participation.

Suk Chae Lee

Chief Executive Officer

•	Date and Time: Friday, March 16, 2012 10:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17 Woomyun-dong, Seocho-gu, Seoul, Korea

•	Record Date : December 31, 2011

Matters to be Reported

Business Report for the 30th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 30th annual report is as follows.

KT has prepared its financial statements in accordance with K-IFRS since fiscal year 2011. On KT stand-alone basis, operating revenue was recorded at KRW 20,167 billion in 2011, representing an increase of 1.2% year-over-year. Operating income was recorded at KRW 2,026 billion, an increase of 1.1% year-over-year. Net income was KRW 1,289 billion, up by 3.2% year-over-year.

Competition around the mobile data service intensified in 2011 amongst the telecom service providers in Korea. At the end of 2011, KT’s smartphone users reached 46% of its mobile subscribers, up from 17% in 2010. In 2011 KT terminated 2G(CDMA) service and commenced LTE service in January of 2012. Moreover, with growing bundling rates, broadband and IPTV subscribers increased continuously while PSTN line loss was alleviated by almost half compared to the previous year.

Subscribers of Major Services	(unit :1,000)

	Mobile	Broadband	IPTV	PSTN	VoIP	WiBro
Dec 2011	16,563	7,823	3,076	15,929	3,230	744
Dec 2010	16,041	7,424	2,085	16,635	2,724	377

Please refer to pages 16 and 17 for further details of business performances.

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for directors and the method of payment are reported as follows.

*	Definition of terms

Inside Director refers to Executive Director

Outside Director refers to Non-executive Independent Director

•	Key Points of Executives Compensation Program

KT’s Executive Compensation program is designed to reward both managements’ short-term and long-term performances. The company believes it is important to maintain a balanced incentive program that encourages management not only to achieve a short-term performance but also to strive for company’s long-term value enhancement. KT has the Evaluation and Compensation Committee, which sets annual goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only outside directors on the board in order to maintain objectivity and fairness of the program. In an effort to guarantee transparency of executive compensation, performance appraisals are reported to shareholders at the Annual General Meeting of Shareholders.

KT is one of a few companies in Korea that discloses its standards and method of payment on remuneration of directors, including performance criteria. The standards and method of payment on remuneration is reported at the Annual General Meeting of Shareholders each year pursuant to KT’s Articles of Incorporation.

•	Executives Compensation Components

The remuneration for directors consists of annual base salary, short-term performance-based incentives, long-term performance-based incentives, severance payment, fringe benefits, and allowance.

The annual base salary shall be paid on a monthly basis at an amount equivalent to one-twelfth of the annual base salary.

The amounts of short-term performance-based incentives - paid in cash - are in accordance with each director’s performance evaluation appraised by the Evaluation and Compensation Committee. Specific payment schemes of short-term incentives are as follows;

•	CEO’s incentive: 0~250% of annual base salary

•	Inside directors’ incentives (excluding CEO): 0~150% of annual base salary

The amounts of long-term performance-based incentives - paid in the form of stock grant with a lock up period of three years - are in accordance with TSR (Total Shareholder’s Return). Specific payment schemes of long-term incentives are as follows;

•	CEO’s incentive: 0~400% of annual base salary

•	Inside directors’ incentives (excluding CEO): 0~97% of annual base salary

Severance payment is calculated using the following formulas, which should be approved at the shareholders’ meeting.

•	CEO: (average monthly salary) × (number of years in service) × (5)

•	Inside Directors (excluding CEO): (average monthly salary) × (number of years in service) × (3)

Fringe benefits are paid in accordance with standards of executive fringe benefits.

As for the allowance, unfixed amount of cash are paid to inside directors depending on their activities to execute their duties.

•	Performance Criteria Elements

KT’s performance appraisal process begins with setting of annual goals by the Evaluation and Compensation Committee. Annual goals are set forth in alignment with the overall company’s operational & financial goals and the ultimate goal of shareholder’s value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.

Short-term performance

KT’s annual goals are composed of quantitative goals and qualitative goals. These quantitative and qualitative goals are designed for a balanced achievement of a short-term improvement of company’s profitability and a long-term enhancement of company’s competitiveness. Usually, quantitative goals are related to financial and operational performances whereas qualitative goals are focused on achieving strategic goals. For the annual performance appraisal, variously weighted Key Performance Index (KPI) are set and assessed. The following table summarizes the KPI for CEO’s short-term performance appraisal in 2011.

	Annual KPI	Weight
Quantitative KPI	Revenue	20
	Revenue of strategic businesses	10
	Operating Profit	20
	KT Group EBITDA	15
Qualitative KPI	Long-term growth strategy development • leadership in smart life market • initiating new business strategy	15
	CS (Customer Satisfaction) improvement • improve CS level • minimize VoC (Voice of Customers)	10
	Management Innovation • establishing GWP(Great Work Place) • increase synergy among KT group • create social value	10

	Total	100

*	No incentive payment if scored below 70

The Evaluation and Compensation Committee is reviewing company’s performance in 2011, and will report the evaluation results at the Annual General Shareholders’ Meeting on March 16, 2012.

Long-term performance

Long-term performance incentives are provided to reward the management’s contribution in enhancing KT’s long-term financial and operational progress. Long-term performance-based incentives are offered in accordance with TSR (Total Shareholder Return), which are calculated by the relative performance of KT’s TSR against those of KOSPI and other domestic telecommunication service providers. The following illustrates the formula for the computation of TSR.

•	TSR = Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Goal = 100 + {KT’s TSR – (Domestic Telco’s TSR × 80% + KOSPI TSR × 20%)}

No long-term incentive will be offered if TSR scored below 85.

•	Compensation for Outside Directors

Up until February 2010, KT had no incentive-based compensation program for outside directors. Instead, fixed amount of compensation was paid to outside directors as allowance for any expenses occurred in the execution of their duties. However, the BOD introduced a new compensation program for outside directors in March 2010, which consists of cash and stock grant at a ratio of 3 to 1, where any stock grant requires one year of lock-up period. After the compensation scheme for outside directors changed, cash remuneration has decreased, but the total compensation amount including stock grants has increased by 10%. The total remuneration for outside directors for 2011 was recorded at KRW 590 million. The stock grant will be offered in 2012.

•	Total Compensation for Directors

1) Summary of Total Compensation for Directors

					(KRW billions)
Year	Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2010	4.7	1.6	0.6	0.08	5.3
2011(E)	4.8	1.6	0.6	0.07	5.4

*	The number of outside directors on the board in 2011 was 7.
**	One of the outside directors, Mr. Jeung Soo Huh, resigned on 23rd August 2011.

2) Comparison between Total Compensation and Limit on Remuneration of Directors Approved at Annual General Shareholders’ Meeting

			(KRW billions)
Year	Total Compensation(A)	Limit on Remuneration(B)	Payment Ratio(A/B)
2010	5.3	6.5	82%
2011(E)	5.4	6.5	83%

The limit on remuneration of directors is based on the director’s salary, short-term & long-term performance-based incentives, provision for severance payment, fringe benefits, and allowance.

The limit on remuneration of Directors for the year 2012 was proposed at the BOD meeting (excluding inside directors) on February 16, 2012. Information regarding the limit on remuneration of directors for the year 2012 is described in Agenda Item No.6.

•	Share Ownership of Directors

All of KT’s inside directors currently own KT shares, purchased from the market individually. In addition, they were rewarded with stock grants according to their management performance of the year 2010 with a lock up period of 3 years.

The following table shows Inside Directors’ KT share ownership as of February 15, 2012.

Name	Title	Number of Shares	Method of Purchase
Suk Chae Lee	CEO	7,117	Purchase from the market
		26,676	Stock grant
		Total : 33,793
Sang Hoon Lee	Executive Director	7,769	Purchase from the market
		6,031	Stock grant
		Total : 13,800
Hyun Myung Pyo	Executive Director	1,720	Purchase from the market
		4,546	Stock grant
		Total : 6,266

Outside directors were also rewarded through stock grants with a lock up period of 1 year. Outside directors’ current ownership of KT shares are as follows:

Name	Number of Shares	Method of Purchase
E. Han Kim	270	Stock Grant
Choon Ho Lee	270	Stock Grant
Jong Hwan Song	270	Stock Grant
Hae Bang Chung	270	Stock Grant

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2011. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 243,301,246 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 2, 4, 5, 6 and 7 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 3 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of audit committee (Agenda Item No. 5). Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,299,037 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda Item No. 1

Election of President (hwejang)

Pursuant to Article 25(Election of Representative Director and Directors), Article 32(CEO Recommendation Committee) and Article 33(Election of President) of the Article of Incorporation), approval of President (hwejang) is hereby requested.

At the 30th Annual General Meeting of Shareholders, Mr. Suk Chae Lee, the CEO and President (hwejang) of KT is proposed to be reelected as the president (hwejang) of KT by the CEO Recommendation Committee.

Mr. Suk Chae Lee, since he took office in January 2009, has led the merger between KT and KTF, and carried out a major restructuring of the company during his tenure. Moreover, under his leadership, KT was the first telecom operator in Korea for Apple’s iPhones, which invigorated Korea’s smartphone market as well as KT’s mobile business.

Biographies of the President (hwejang) candidate: Mr. Suk Chae Lee

•	Date of birth: September 11, 1945

•	Person nominating said candidate: CEO Recommendation Committee (with the consent of board of directors)

•	Relation to the largest shareholder: None

•	Possibility of said candidate becoming outside director: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 16, 2012 to the 33th Annual General Meeting of Shareholders (three years)

•	Present occupation: CEO and President (hwejang) of KT

•	Education

¡ 1982	Ph.D., Economics, Boston University

¡ 1968	B.A., Business Administration, Seoul National University

•	Professional associations

¡ 2009 - Present	Chief Executive Officer, KT Corporation

¡ 2009 - Present	Chairman, KEEA (Korea Economic Education Association)

¡ 2009 - Present	Chairman, KTOA (Korea Telecommunications Operators Association)

¡ 2008 - 2008	Advisor, British Telecom

¡ 2003 - 2008	Of Counsel, Bae, Kim & Lee LLC

¡ 1998 - 2000	NTT Visiting Professor, Mitsui Financial Research Center, Stephen M. Ross School of Business, University of Michigan

¡ 1996 - 1997	Chief Secretary of Economics to the President, Korea

¡ 1995 - 1996	Minister of Information and Communication, Korea

¡ 1994 -1995	Vice Minister of Finance and Economy, Korea

¡ 1994 - 1994	Vice Minister of Agriculture, Forestry and Fisheries, Korea

¡ 1992 - 1994	Budget Director, Economic Planning Board, Korea

¡ 1991 - 1992	Vice Director, Social Overhead Capital Planning Committee, the Presidential Secretariat

¡ 1989 - 1990	Vice Director, Regional Development Planning Committee, the Presidential Secretariat

¡ 1984 - 1988	Secretary of Economy, Office of the President of Korea

¡ 1969	Passed high civil servant examination

*	Please note that according to Article 39 (Chairman) of the Articles of Incorporation of KT, the chairman of the Board of Directors is elected among the Outside Directors by a resolution of the Board of Directors.

Agenda Item No. 2

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 30th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 30th fiscal year is requested.

The following financial statements are KT stand alone statements prepared in accordance with K-IFRS

Balance Sheet

As of December 31, 2011 and 2010

	(Unit: 100 million KRW)
Description	2011 Amount	2010 Amount
Current Assets	63,756	58,001
Cash and cash equivalents	7,901	9,013
Account receivables and other receivables	48,324	39,448
Inventories and other assets	7,531	9,540
Non-current Assets	200,780	185,450
Account receivables and other receivables	16,078	10,379
Tangible and intangible assets	150,515	142,909
Other non-current assets	34,187	32,162
Total Assets	264,536	243,451

Current Liabilities	60,357	68,421
Account payables and other payables	44,252	42,953
Short-term borrowings	10,862	19,404
Other current liabilities	5,243	6,064
Non-current Liabilities	86,840	64,119
Account payables and other payables	5,969	3,110
Long-term borrowings	74,154	55,570
Other non-current liabilities	6,717	5,439
Total Liabilities	147,197	132,540

Total Stockholders’ Equity	117,339	110,911

INCOME STATEMENT

For the Years Ended December 31, 2011 and 2010

	(Unit: 100 million KRW)
Description	2011	2010
	Amount	Amount
Operating Revenue	201,668	199,184

Operating Expenses	181,409	179,148

Operating Income	20,259	20,036

Financial income	2,438	2,258
Financial expense	6,114	5,892

Income before Tax	16,583	16,402

Income tax expense	3,692	3,913

Net Income for the Year	12,891	12,489

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the Years Ended December 31, 2011 and 2010

	(Unit: 100 million KRW)
Description	2011	2010
	Amount	Amount
1. Retained Earnings before Appropriations	43,154	39,673

Unappropriated retained earnings	31,191	27,866
Adjustments due to IFRS implementation	—	675
Actuarial Gain and Loss	-928	-1,357
Net income for the year	12,891	12,489

2. Transfer from Voluntary Reserves	—	—

Reserve for R&D Human Reserves	—	—

3. Appropriation of Retained Earnings	4,866	8,482

Loss on disposition of Treasury Stock	—	3
Reserve for R&D	—	2,617
Dividends	4,866	5,862
(Current year DPS: KRW 2,000;
(Previous year DPS: KRW 2,410)

4. Unappropriated Retained Earnings to be Carried over forward to Subsquent Year(1+2-3)	38,288	31,191

Agenda No. 3

Amendment of Articles of Incorporation

•	Change of the term “Executive Officer” to “Managing Officer”

Pursuant to Article 408, clause 2 through 9 of the Commercial Code to be Amended (Companies that have Executive Director System, Relationship between Executive Director and Companies), which will be effective from April 15, 2012, approval of the following amendment of the Articles of Incorporation is requested.

The proposed amendment and the reasons for the amendment are as follows:

KT is herein seeking shareholder approval to amend the term of ‘Executive Officer’ to ‘Managing Officer’ in Article 25(Election of Representative Director and Directors), Article 35(Executive Officers) and Article 44(Executive Officers’ Meeting) of the Articles of Incorporation (“AOI”).

The Commercial Code, to be amended, newly adopted a clause for ‘Executive Director System’, which separates the board of directors’ executive operations, in order to allow the board of directors to focus on its role as company’s watchdog. The term of ‘Executive Director’ used in the Commercial Code to be amended, effective from April 15, 2012, refers to registered directors whom BOD delegates executive operations. As such, if KT should not change the term ‘Executive Officers’ currently used in KT’s AOI, our stakeholders may be misled to believe that KT has implemented the new ‘Executive Director’ system, defined by the new Commercial Code amendment. Hence, in order to avoid such confusion, KT proposes change to clauses which include the term of ‘Executive Officer’ to ‘Managing Officer’ in AOI.

•	Expansion of Financial Statements be Reported

Pursuant to Article 447 of the Commercial Code to be amended (Preparation of Financial Statements), which will be effective from April 15, 2012, approval of the following amendment of the Articles of Incorporation is requested.

The proposed amendment and the reasons for the amendment are as follows:

KT proposes amendment of Article 46(Preparation, Submission and Maintenance of the Financial Statements) to expand the financial statements required to be submitted to Annual General Shareholders’ Meeting. The Commercial Code, to be amended, requires preparation following documents; 1) a balance sheet; 2) a statement of profit and loss; 3) Other documents that reflect financial position and management performance of the company (ie. a statement of change of net assets or a statement of appropriation of retained earnings or a statement of disposition of deficit) and; 4) a consolidated financial statement of the company.

The documents mentioned in 3) include not only financial statements defined in the current Article of Incorporation but also other statements, allowing KT to have more options.

•	Addition of Addendum

In order to offer basis for effective date of Articles of Incorporation, addendum of Articles of Incorporation will be added.

*	Addendum of Amended Commercial Code (Bill No.10600, April 4th 2011)

	(Effective Date) This law will be effective one year after it is promulgated.

•	Comparison between the Articles of Incorporation before and after amendments:

Before Amendment	After Amendment

Article 25. (Election of Representative Director and Directors)

ƒ Inside directors other than the President (hwejang) shall be elected at the General Meeting of Shareholders among the executive officers

Article 35. (Executive Officers)

 For the efficient operation, kt shall have executive officers including inside directors.

‚ The executive officers shall consist of positions determined by the Board of Directors.

ƒThe number and remuneration of the executive officers who do not hold the position of inside directors of kt....

„Executive officers who do not hold the position of inside directors of kt...

…All matters concerning the respective duties of executive officers shall be determined by the President (hwejang).

Article 44. (Executive Officers’ Meeting)

 kt may convene executive officers’ meeting...

‚Matters necessary for the organization and operation of the executive officers’ meeting...

Article 25. (Election of Representative Director and Directors)

ƒInside directors other than the President (hwejang) shall be elected at the General Meeting of Shareholders among the managing officers

Article 35. (Managing Officers)

For the efficient operation, kt shall have managing officers including inside directors.

‚The managing officers shall consist of positions determined by the Board of Directors.

ƒThe number and remuneration of the managing officers who do not hold the position of inside directors of kt….

„Managing officers who do not hold the position of inside directors of kt…

…All matters concerning the respective duties of managing officers shall be determined by the President (hwejang).

Article 44. (Managing Officers’ Meeting)

kt may convene managing officers’ meeting…

‚Matters necessary for the organization and operation of the managing officers’ meeting…

Before Amendment	After Amendment

Article 46. Preparation, Submission and Maintenance of the Financial Statements

 Omitted

1. A balance sheet;

2. A statement of profit and loss; and

3. A statement of appropriation of retained earnings or a statement of disposition of deficit

Article 46. Preparation, Submission and Maintenance of the Financial Statements

 Omitted

1. A balance sheet;

2. A statement of profit and loss; and

3. Other documents, as defined by the Commercial Code and enforcement ordinance, that reflect financial position and management performance of the company

4. Consolidated financial statements of the company

Comparison between the Addendum before and after amendments:

Before Amendment	After Amendment
—	Addendum (2012.3.16.) These Articles of Incorporation shall be effective from the date of approval of general shareholders’ meeting. Clause 1 of Article 46, will be effective from April 15, 2012.

Agenda Item No. 4

Election of Directors

Pursuant to Article 382 of the Commercial Code (Election of Directors, Relation with the company and Outside Directors), Article 25(Election of the Representative Director and Directors) and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 30th Annual General Meeting of Shareholders, two inside directors and four outside directors shall be elected. Mr. Suk Chae Lee, the CEO and President of KT nominated two inside director candidates with the consent of the Board of Directors, and the outside director nominating committee has recommended four outside director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 4-1, Inside Director Candidate > Sang Hoon Lee

•	Reasons for recommendation: As the president of Enterprise Customer Group for two years, he has built the foundation for KT’s business development and led the growth of KT’s corporate business.

•	Date of birth: January 24, 1955

•	Person nominating said candidate: CEO and President (with the consent of board of directors)

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 16, 2012 to the 31th Annual General Meeting of Shareholders (one year)

•	Present occupation: CIC President, Head of Enterprise Customer Group, KT

•	Education

¡1984	Ph.D., Electrical Engineering, Department of Systems Engineering, University of Pennsylvania, USA

¡1982	M.S., Electrical Engineering, Department of Systems Engineering, University of Pennsylvania, USA

¡1978	B.S., Department of Electrical Engineering, Seoul National University, Korea

•	Professional associations

¡ 2011-Present ¡ 2009 - 2011 ¡ 2005 ¡ 2005 ¡ 2004 ¡ 2000

Head of Global & Enterprise Group, KT

Head of Enterprise Customer Group, KT

Head of Business Development Group, KT

Head of Biz-Market Unit, KT

Head of Backbone Unit, KT

Head of Research and Development Unit, KT

¡ 1992	Vice President, Telecommunication Networks Laboratory, KT

<Agenda Item No. 4-2, Inside Director Candidate> Hyun Myung Pyo

•

Reason for recommendation: He has contributed immensely in changing the stagnant mobile business which used to focus on voice-oriented feature phones into smartphone-driven business with growing data demands. He is considered as the leader for further growth of KT’s mobile business.

•	Date of birth: October 21, 1958

•	Person nominating said candidate: CEO and President (with the consent of Board of Directors)

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 16, 2012 to the 31th Annual General Meeting of Shareholders (one year)

•	Present occupation: CIC President, Head of Personal Customer Group, KT

•	Education

¡ 1998	Ph.D., Electrical Engineering, Korea University

¡ 1983	M.A., Electrical Engineering, Korea University

¡ 1981	B.S., Electrical Engineering, Korea University

•	Professional associations

¡ 2010 - Present	Head of Personal Customer Group, KT

¡ 2009 - 2010	Head of Corporate Center, KT

¡ 2006 - 2009	Head of WiBro Business Group, KT

¡ 2003- 2006	Senior Executive Vice President, Head of Marketing Group, KTF

¡ 2002- 2003	Executive Vice President, Strategy Coordinating Office, KTF

<Agenda Item No. 4-3, Outside Director Candidate> E. Han Kim

•

Reason for recommendation: As a finance specialist, Mr. Kim is expected to provide his insights on KT’s mid-term and long-term strategy in the financial area. Mr. Kim is a financial expert in the macro economy and has served as the Chairman of Woori Financial Holdings and Woori Bank Board of Directors. In addition, he has been the chairman of KT’s Board of Directors since 2009.

•	Date of birth: May 27, 1946

•	Person nominating said candidate: Outside Director Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 16, 2012 to the 33th Annual General Meeting of Shareholders (three years)

•	Present occupation: Endowed Chair Professor and Director of Financial Research Center, University of Michigan

•	Education

¡ 1975	Ph.D., Finance, State University of New York at Buffalo, USA

¡ 1971	MBA ., Operations Research, Cornell University, USA

¡ 1969	B.S., Management Science, University of Rochester, USA

•	Professional associations

¡ 1984 - Present	Endowed Chair Professor and Director of Financial Research Center, University of Michigan

¡ 2000 - Present	Director of East Asia Management Development Center

¡ 2003 - 2008	Independent Director, POSCO Non-Executive Chairman of BOD (‘07~’08)

¡ 2001 - 2003	Independent Director, Hana Bank

¡ 1989 - 1991; 1993	Consultant to World Bank

<Agenda Item No. 4-4, Outside Director Candidate> Keuk-Je Sung

•

Reason for recommendation: Mr. Sung began his career as a policy researcher at the Korea Information Society Development Institute and has become a negotiation specialist, representing the Korean government in numerous trade negotiations. Mr. Sung is expected to contribute his insights for KT’s global expansion strategy and other joint ventures.

•	Date of birth: June 4, 1953

•	Person nominating said candidate: Outside Director Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 16, 2012 to the 33th Annual General Meeting of Shareholders (three years)

•	Present occupation: Professor, Graduate School of International Studies, Kyung Hee University

•	Education

¡ 1985	Ph.D., Economics, Northwestern University

¡ 1976	B.A., Economics, Seoul National University

•	Professional associations

¡ 1995 - Present	Professor, Graduate School of International Studies, Kyung Hee University

¡ 2001 - Present	Secretary General, Chairman of Board of Directors, ASEM-DUO Fellowship Program

¡ 2005 - 2006	Chairman, Korean Association of Negotiation Studies

¡ 2004 - 2010	Dean, Graduate School of International Studies, Kyung Hee University

¡ 2000	Senior Representative to WTO negotiations

¡ 1991 - 1994	Representative to Uruguay Round negotiations

¡ 1990 - 1991	Representative to Uruguay Round negotiations, Telecommunications negotiations

¡ 1987 - 1991	Representative of Korea to US-Korea Telecommunications Round Table

¡ 1985 - 1991	Research Analyst, Korea Information Society Development Institute

<Agenda Item No. 4-5, Outside Director Candidate> Choon Ho Lee

•

Reason for recommendation: Ms. Lee brought her experiences in the media as a chairwoman and a board member of broadcasting companies, KBS and EBS, respectively. Her expertise in the media will assist KT to further develop and expand its media business.

•	Date of birth: July 22, 1945

•	Person nominating said candidate: Outside Director Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 16, 2012 to the 33th Annual General Meeting of Shareholders (three years)

•	Present occupation: Chairman of Board of Directors, EBS

•	Education

¡ 2004	Ph.D., Education, Inha University

¡ 1986	M.A., Women’s Studies, Ewha Womans University

¡ 1969	B.S., Political Science, Ewha Womans University

•	Professional associations

¡ 2009 - Present	Chairman of Board of Directors, EBS

¡ 2012 - Present	Joint Representative, Korea Citizens’ Group Cooperation

¡ 2009 - Present	Director, Community Chest of Korea

¡ 2006 - 2009	Director, Korean Broadcasting System

¡ 2003 - 2006	Director, Seoul Cultural Foundation

¡ 2002 -2003	Member of the Advisory Committee to the Ministry of Gender Equality

<Agenda Item No. 4-6, Outside Director Candidate> Sang Kyun Cha

•

Reason for recommendation: As a scholar and an entrepreneur, Mr. Cha is expected to be an advisor regarding establishing the ecosystem of software industry and in developing various convergence business opportunities. Mr. Cha has successfully set up a venture company, TIM in Silicon Valley, which offered memory database technology solutions. He divested his shares in the venture company to world famous ERP solution provider SAP and later invited SAP R&D center to Korea.

•	Date of birth: February 19, 1958

•	Person nominating said candidate: Outside Director Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 16, 2012 to the 31th Annual General Meeting of Shareholders (one year)

•	Present occupation: Professor, Department of Electrical and Computer Engineering, Seoul National University

•	Education

¡ 1991	Ph.D., Computer Systems, Stanford University

¡ 1982	M.A., Control and Measurement Engineering, Seoul National University

¡ 1980	B.A., Electrical Engineering, Seoul National University

•	Professional associations

¡ 1992 - Present	Professor, Department of Electrical and Computer Engineering, Seoul National University

¡ 2012 - Present	Director, Financial Management Committee, Seoul National University

¡ 2001 - Present	Outside Director, SAP R&D Center Korea

¡ 2001 - 2002	Visiting Scholar, Computer Science, Stanford University

¡ 1991 - 1992	Researcher, Hewlett-Packard Research Lab, Palo Alto

Board of Directors after AGM

1) BOD Members

Before AGM	After AGM
• Inside Directors
Suk-Chae Lee, President&CEO	Suk-Chae Lee, President & CEO (to be reelected)
Sang Hoon Lee	Sang Hoon Lee(to be reelected)
Hyun Myung Pyo	Hyun Myung Pyo(to be reelected)
• Outside Directors
Jong Hwan Song	Jong Hwan Song
Hae Bang Chung*	Hae Bang Chung*
Hyun Nak Lee*	Hyun Nak Lee*
Byong Won Bahk*	Byong Won Bahk*
E. Han Kim*	E. Han Kim* (to be reelected)
Choon Ho Lee	Choon Ho Lee (to be reelected)
Keuk Je Sung (to be elected)
Sang Kyun Cha (to be elected)

*	Members of Audit Committee

2) The Chairman of BOD

Mr. E. Han Kim is currently the chairman of the Board of Directors. The chairman of BOD is selected among the outside directors.

3) Biographies of Current Directors

Jong Hwan Song
Date of Birth	September 5, 1944
Current Position	Professor, Department of North Korean Studies, Myongji University
Percentage of BOD Meeting Attendance	100%*

Professional History

•       Minister, Embassy of the Republic of Korea in Washington D.C.

•       Minister, Permanent Mission of the Republic of Korea to the United Nations

•       Official dealing with Ministry of Foreign Affairs and Board of Unification Affairs, Office of the President

Hae Bang Chung
Date of Birth	September 1, 1950
Current Position	Professor, Law School, Konkuk University
Percentage of BOD Meeting Attendance	100%*

Professional History

• Vice Minister of Planning and Budget • Deputy Minister, Ministry of Planning and Budget • Passed Higher Civil servant Examination

Hyun Nak Lee
Date of Birth	November 4, 1941
Current Position	Chair-professor, Mass Communication and Journalism, Sejong University
Percentage of BOD Meeting Attendance	100%*

Professional History

• Outside Director of Samsung Securities Co. Ltd • Executive Director, Chief Editor of Donga Ilbo Daily

Byong Won Bahk
Date of Birth	September 24, 1952
Current Position	Chairman, Korea Federation of Banks
Percentage of BOD Meeting Attendance	98%*

Professional History

•       Presidential secretary of Economic Affairs (Vice-Minister)

•       Chairman of Woori Finance Holdings & Chairman of Woori Bank Board of Directors

•       7th Vice Minister of Finance and Economy (Former Ministry of Strategy and Finance)

*	Percentage of BOD Meeting attendance is calculated over 2011

3) Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure	Tenure Period (years)
Inside Directors	Suk Chae Lee	Jan. 2009	Mar. 2012*	AGM 2015*	3
	Sang Hoon Lee	Mar. 2009	Mar. 2012*	AGM 2013*	3
	Hyun Myung Pyo	Mar. 2009	Mar. 2012*		3
Outside Directors	Jong Hwan Song	Mar. 2010	Mar. 2010	AGM 2013	2
	Hae Bang Chung	Mar. 2010	Mar. 2010		2
	Hyun Nak Lee	Mar. 2011	Mar. 2011	AGM 2014	1
	Byong Won Bahk	Mar. 2011	Mar. 2011		1
	E. Han Kim	Mar. 2009	Mar. 2012*	AGM 2015*	3
	Choon Ho Lee	Mar. 2009	Mar. 2012*		3
	Keuk-Je Sung	Mar. 2012*	Mar. 2012*		-
	Sang Kyun Cha	Mar. 2012*	Mar. 2012*	AGM 2013*	-

*	implies the date under the assumption of approval of election at the 30th AGM.

Agenda Item No. 5

Election of member of Audit Committee

Pursuant to the Article 415-2(Audit Committee) and Article 542-11 (Audit Committee) of Commercial Code, and Article 43 (Audit Committee) of Articles of Incorporation of KT, election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more Outside Directors.

At this Annual General Meeting of Shareholders, one member of the Audit Committee will be elected.

Biographies of the candidates are as follows:

<Agenda Item No. 5-1> E. Han Kim

The biography of and reasons for recommendation for Mr. E. Han Kim is on page 25.

Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,299,037 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda Item No. 6

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration for directors is required.

Standards and Method of Payment on Remuneration of Directors are explained on page 5 through 11. Information on Executives Compensation Components, Performance Criteria Elements, and Total Compensation for Directors are provided in more detail.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration for directors shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of outside directors only. The committee has the duty to evaluate the performance of the CEO. The committee also proposes the limit on remuneration of directors to the shareholders for approval.

The limit on remuneration of directors is based on the director’s salary, short-term & long-term performance based incentives, provision for severance payment, fringe benefits and allowance.

The limit on remuneration of directors for 2012 proposed by the BOD is KRW 6.5 billion, which is the same amount as last year.

Agenda Item No. 7

Approval of Employment Contract for the Management

Pursuant to Article 33 (Election of President (hwejang)) and Article 34 (Execution of Employment Contract with the Candidate for President (hwejang)) of Articles of Incorporation of KT, approval of management contract is requested.

Pursuant to Article 33 of KT’s Articles of Incorporation, CEO Recommendation Committee shall submit the draft employment contract at the General Meeting of Shareholders for approval.

The employment contract includes mainly the provisions on his or her duty as the President (hwejang), the goal to be accomplished by the President (hwejang) during his or her tenure, evaluation system on his or her performance, and remuneration and incentive payment.

When the draft employment contract is approved at the General Meeting of Shareholders, KT shall enter into such management contract with the President (hwejang).

The draft management contract is as follows.

Employment Contract for the Management

Article 1. Purpose of the Agreement

The purpose of this Agreement is to set forth the President (hwejang)’s authority, responsibilities and other necessary terms and conditions in connection with the election of                     as the President (hwejang) (“President”) of KT Corporation (“Company”).

Article 2. Term of Office of the President (hwejang)

The term of office of the President (hwejang) shall be for three years starting from the effective date of the election of the President (hwejang) by the General Meeting of Shareholders. However pursuant to Article 383 Clause 3 of the Commercial Code and Article 27 Clause 1 of KT’s Articles of Incorporation when the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

Article 3. Duties and Responsibilities of the President (hwejang)

(1) The President (hwejang) shall represent the Company and oversee the whole affairs of the Company as a representative director and CEO of the Company.

(2) The President (hwejang) shall use his best efforts to achieve the management goals specified in Article 5 of this Agreement.

(3) The President (hwejang)’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.

Article 4. Obligations of the President (hwejang)

(1) The President (hwejang) shall not disclose to a third party any confidential information of the Company which he obtains during his tenure not only during but also after his term of office.

(2) In the event the President (hwejang) breaches any of his obligations set forth herein, the President (hwejang) shall be held liable for such breach, and if, due to the said breach, the President (hwejang) has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the President (hwejang) shall compensate the damages suffered by the Company.

Article 5. Management Goals

(1) The management goals to be achieved by the President (hwejang) during his term of office shall be determined in accordance with the Mid to Long-Term Management Plan approved by the Board of Directors.

(2) In order to achieve the goals set by the Mid to Long-Term Management Plan, the Board of Directors shall establish annual goals prior to commencement of each fiscal year after consultation with the President (hwejang). In such case, the President (hwejang) and inside directors shall not participate in such resolution of the Board of Directors, provided that the annual management goals for 2012 shall be the management goals for 2012 approved by the Board of Directors on December 15, 2011.

Article 6. Evaluation

(1) The Board of Directors shall conduct evaluation of annual management goals each fiscal year. However, when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2) If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution with a research and may utilize the results of such research for the evaluation.

(3) In the event the Board of Directors determines to commission a research to an expert institution, the President (hwejang) shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.

(4) The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the President (hwejang) shall take necessary measures for such report to the General Meeting of Shareholders.

(5) In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the President (hwejang) and inside directors shall not participate in such resolution.

Article 7. Remuneration

(1) The remuneration of the President (hwejang) shall comprise of the annual base salary, short-term incentive payment and long-term incentive payment, and shall be determined in accordance with the remuneration ceiling of the directors approved by the General Meeting of Shareholders, and the criteria for remuneration of standing directors and method of payment thereof which are reported to the General Meeting of Shareholders.

Article 8. Base Salary

(1) The annual base salary shall be determined by the Board of Directors’ resolution. The President (hwejang) and inside directors shall not participate in the said resolution of the Board of Directors.

(2) 1/12 of the annual base salary shall be set as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company. If a partial month occurs in the month of the President (hwejang)’s taking office or resignation, the remuneration for such partial month, regardless of the cause therefore, shall be paid on the prorated daily basis based on the actual number of days in service.

(3) The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the President (hwejang), and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.

Article 9. Short-term Incentive Payment

(1) Short-term incentive payment shall be paid pursuant to the evaluation results of the annual management goals as set out in Article 6(1). In such case, the standard and payment method (including the calculation formula of the incentive payment ratio) of the remuneration shall be determined by the Board of Directors’ resolution. The President (hwejang) and inside directors shall not participate in the said resolution of the Board of Directors.

(2) The short-term incentive payment shall be made in principle within one (1) month from the finalization by the Board of Directors of the evaluation of the annual goals.

(3) If the President (hwejang) is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 14 (1), no short-term incentive payment for such year shall be made.

(4) Matters pertaining to the short-term incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the President (hwejang)’s voluntary resignation or retirement for unidentified reasons shall be determined by a resolution of the Board of Directors. In such case, the President (hwejang) and inside directors shall not participate in such resolution of the Board of Directors.

(5) The short-term incentive payment for a partial year of service during which the President (hwejang) takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 8 (2).

Article 10. Long-term Incentive Payment

(1) The Company may provide the President (hwejang) with long-term incentive payment in stocks. The details for the long-term incentive payment such as the number of stocks and payment method for the President (hwejang) shall be determined by the Board of Directors’ resolution. In such case, the President (hwejang) and inside directors shall not participate in the said resolution by the Board of Directors.

(2) If stock option is granted pursuant to the Board of Directors’ resolution, such stock option shall not be included in the remuneration ceiling of the directors, and shall be paid pursuant to relevant laws and regulations.

Article 11. Adjustment after the Incentive Payment

In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the President (hwejang), the amount of incentive shall be newly calculated in conformity with the modified result, and shall be adjusted for the incentive payment payable for the following year. However, if the President (hwejang) resigns or is dismissed, immediate payment of any amount due or return of any excessive amount shall be effected.

Article 12. Severance Payment

The severance payment shall be paid in accordance with the regulations on the payment of severance payment to officers.

Article 13. Taxes and Public Imposts

All remuneration payable to the President (hwejang) shall be paid after withholding all relevant taxes and public imposts in accordance with the applicable laws and regulations.

Article 14. Dismissal, etc. of the President (hwejang)

(1) The Company may dismiss the President (hwejang) even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;

1. In case the President (hwejang) breaches the obligations set forth under Article 4 (1);

2. In case the President (hwejang) breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;

3. In case the President (hwejang) is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company;

4. In case the management performance is significantly below the management goals or the corporate value is seriously damaged; and

5. In case the President (hwejang) fails to or is unable to carry out his duties due to diseases, etc. for two months and more.

(2) A proposal to dismiss the President (hwejang) shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors adopted in accordance with Article 38 of the Articles of Incorporation.

(3) The Board of Directors shall provide the President (hwejang) with an opportunity to state his opinion at the meeting of the Board of Directors convened for a resolution of dismissal, and immediately following adoption of a resolution of dismissal, a written notice shall be provided to the President (hwejang), stating the purport and the reasons therefore in detail. In the above meeting, the President (hwejang) and inside directors shall not participate in such resolution of the Board of Directors.

Article 15. Ownership of the Rights

The President (hwejang)’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the President (hwejang) shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.

Article 16. Interpretation of the Agreement and Supervision of Performance

(1) In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the President (hwejang).

(2) Upon dissolution of the CEO Recommendation Committee, the Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.

(3) The President (hwejang) and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (2) above.

Article 17. Amendment of the Agreement

(1) If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the President (hwejang) may request the Board of Directors to amend the Agreement.

(2) Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General Meeting of Shareholders. In such case, the President (hwejang) and inside directors shall not participate in the resolution of the Board of Directors.

(3) Upon a resolution and approval under Paragraph (2) above, the Company and the President (hwejang) shall promptly enter into an amendment agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.

March     , 2012

CEO Recommendation Committee
On behalf of KT Corporation

By:
Name:
Title:	Chairman of the Committee

CEO of KT Corporation

By:
Name:
Title:	President (hwejang)